April 29, 2011

Via EDGAR and email

Jennifer Thompson
Accounting Branch Chief
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Mail Stop 3561
Washington, D.C. 20549

RE:         Sport Chalet, Inc.
Form 10-K for Fiscal Year Ended March 28, 2010
Filed June 18, 2010
Definitive Proxy Statement on Schedule 14A
Filed June 30, 2010
Form 10-Q for Fiscal Quarter Ended June 27, 2010
Filed August 6, 2010
Form 10-Q for Fiscal Quarter Ended September 26, 2010
Filed November 10, 2010
Form 10-Q for Fiscal Quarter Ended December 26, 2010
Filed February 3, 2011
File No. 000-20736

Dear Ms. Thompson:

Enclosed please find the responses of Sport Chalet, Inc. (the “Company”) to the comments set forth in the letter dated April 1, 2011 from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), with respect to the above-referenced documents.

We understand the purpose of your review, and appreciate your comments.  In response to your comments, the Company submits the following responses and explanations for the Staff’s consideration.  The Company requested and was granted an extension in the due date of our response to April 29, 2011.  For your convenience, we have reprinted the Staff’s original comments, followed by the Company’s response.

Form 10-K for Fiscal Year Ended March 28, 2010

Item 1. Business, page 1

Recent History, page 2

1.	Please disclose, here and in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” how you calculate comparable store sales growth.

Response to Comment 1:

We propose to disclose in future filings in Item 1 and Item 7 the following language:  “A store’s sales are included in the comparable store sales calculation in the quarter following its twelfth full month of operation.”

Item 1A. Risk Factors, page 9

The limited availability under our revolving credit facility…, page 9

2.
Please disclose the amount of your credit facility’s borrowing capacity that you had utilized as of the end of your most recently completed fiscal year.  Please also disclose the maximum amount utilized during the period from September 1st to December 31st of your most recently completed fiscal year.

Response to Comment 2:

On March 28, 2010, our credit facility had a borrowing capacity of $55.0 million, of which we utilized $46.9 million (including a letter of credit of $1.6 million) and had $8.1 million in availability.  The maximum amount utilized during the period from September 1st to December 31st occurred in the week ended November 28, 2010, when our credit facility had a borrowing capacity of $70.0 million, of which we utilized $58.2 million (including a letter of credit of $1.6 million) and had $11.8 million in availability.

We propose to disclose in future filings on Form 10-K and Form 10-Q the amount of our credit facility’s borrowing capacity that we had utilized as of the end of our most recently completed fiscal year and the maximum amount utilized during the period from September 1st to December 31st of our most recently completed fiscal year.  By way of illustration, set forth below is Item 1A of our anticipated Annual Report on Form 10-K for the fiscal year ended April 3, 2011, as preliminarily drafted to include such disclosure.  Please note that we amended our credit line in October 2010, as disclosed on our Form 10-Q for fiscal quarter ended December 26, 2010.

The limited availability under our revolving credit facility may result in insufficient working capital.

Our revolving credit facility provides for advances up to $65.0 million increasing to $70.0 million, from September 1st of each year through December 31st of each year.  The amount we may borrow under this credit facility is limited to a percentage of the value of accounts receivable and eligible inventory, minus certain reserves.  A significant decrease in eligible inventory due to our vendor’s unwillingness to ship us product, the aging of inventory and/or an unfavorable inventory appraisal could have an adverse effect on our borrowing capacity under our credit facility, which may adversely affect the adequacy of our working capital.  Also we are subject to, among others, a covenant that we maintain a minimum monthly cumulative EBITDA on a trailing 12-month basis.  The covenant would only apply if our availability falls below specified amounts.  In the event of a significant decrease in availability under our credit facility, it is highly likely that the EBITDA covenant would be violated and we may have insufficient working capital to continue to operate our business as it has been operated, or at all.  There can be no assurance that there will not be an event of default and additional financing may not be available at terms acceptable to us, or at all.

Our peak borrowing occurred during the week ended November 28, 2010, at which time our credit facility had a borrowing capacity of $70.0 million, of which we utilized $58.2 million (including a letter of credit of $1.6 million) and had $11.8 million in availability, $4.9 million above the EBITDA covenant availability requirement of $6.9 million.  On April 3, 2011, our credit facility had a borrowing capacity of $65.0 million, of which we utilized $X million (including a letter of credit of $X million) and had $X million in availability, $X million above the EBITDA covenant availability requirement of $X million.

If cash generated by operations does not result in a sufficient level of unused borrowing capacity, our current operations could be constrained by our ability to obtain funds under the terms of our revolving credit facility.  In such a case, we would need to seek other financing alternatives with our bank or other sources.  Additional financing may not be available at terms acceptable to us, or at all.  Failure to obtain financing in such circumstances may require us to significantly curtail our operations.

The covenants in our revolving credit facility…, page 10

3.	Please disclose the minimum amount of EBITDA that you must maintain and whether you were in compliance with the covenant as of the end of your most recently completed fiscal year.

Response to Comment 3:

Subsequent to the filing of our Annual Report on Form 10-K for the fiscal year ended March 28, 2010, we amended our credit line in October 2010, as disclosed on our Form 10-Q for fiscal quarter ended December 26, 2010.  Under the amended terms of the credit facility, we must maintain a minimum monthly cumulative EBITDA on a trailing 12-month basis of $5.35 million increasing by $0.5 million in December and June of each year beginning in 2011, until 2014 when it reaches $9.35 million; but, the covenant would only apply if our availability falls below the greater of (x) $5.0 million and (y) 10% of the amount we can borrow or the borrowing base, whichever is less.  Our response to Comment 2 indicates we were in compliance with our availability requirement as of the end of fiscal 2011 and therefore did not trigger the EBITDA covenant.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of
Operations, page 22

Liquidity and Capital Resources, page 28

4.
We note your statement in the first paragraph, third sentence that you will depend on the same historical sources of capital to continue your operations and business.  However, given that you have historically generated cash from operating activities, but have, in the past two fiscal years, used cash in operating activities, please disclose, if correct, that you intend to rely less on cash from operations than your other two historical sources.  Additionally, if you intend to rely disproportionately on one of the other two sources, please disclose such intention.

Response to Comment 4:

We have relied more heavily on bank borrowings in the past two fiscal years than in prior years as evidenced by the loan balance increasing from $17.2 million at the beginning of fiscal 2009 to $45.3 million at the end of fiscal 2010.  While we have not generated cash from operating activities in the past two fiscal years, we did generate cash from operating activities of $15.3 million for the nine months ended December 26, 2010 and anticipate that we will generate cash from operating activities for the fiscal year ended April 3, 2011.  Additionally, we do not intend to rely disproportionately on one of the other two sources.

We propose to change our liquidity disclosure in future filings as set forth below, as preliminarily drafted.

           Our primary capital requirements currently are for inventory replenishment and store operations.  From fiscal 2007 to fiscal 2010 we increasingly relied on bank borrowings for our capital needs to fund new store openings and losses from operations.  During fiscal 2011, we generated positive cash from operating activities and reduced the utilization of our bank loan from $46.9 million (including a letter of credit of $1.6 million) at March 28, 2010 to $X million at April 3, 2011.  We believe that cash from operations will be sufficient to fund currently anticipated requirements for the next 12 months and reduce our dependence on bank borrowings.

5.
We note your disclosure that total inventory increased by $8.4 million as average inventory per store increased ten percent to $1.8 million from $1.6 million at the end of fiscal 2010 and 2009, respectively.  We also note your disclosure that these inventory levels were higher than planned and you intended to focus your efforts on reducing the levels in early fiscal 2011.  However, we note from your disclosure on page 14 in your Form 10-Q for the fiscal period ended December 26, 2010 that, as of that date, your average inventory per store increased to $2.0 million compared to $1.9 million at December 27, 2009, as sales were less than plan.  Please tell us and expand your disclosure in future filings to provide more information about your plan to reduce your inventory levels and to provide an analysis of your plans against your actual results in subsequent periods.  We remind you that one of the objectives of Management’s Discussion and Analysis is to provide your investors with a view of your operations and liquidity through the eyes of your management. Refer to Item 303 of Regulation S-K and our Release 33-8350 available on our website at http://www.sec.gov/rules/interp/33-8350.htm.

Response to Comment 5:

Average inventory per store is subject to seasonal variation.    That is why we discuss the change in our average store inventory compared to the same period of the prior year rather than the prior quarter or fiscal year end.  In our Form 10-K for the fiscal year ended March 28, 2010, we indicate that average inventory per store at the end of fiscal 2010 was $0.2 million more than at the end of the prior year.  In our Form 10-Q for the quarter ended December 26, 2010, we indicate that average inventory per store at the end of that quarter was $0.1 million more than at the end of the prior year quarter, showing some progress in our efforts to reduce inventory, despite the fact that sales were less than plan.  We have not closed our fiscal year ended April 3, 2011, however preliminary numbers indicate a reduction in average store inventory at the end of fiscal 2011 compared to fiscal 2010.

We have reviewed Item 303 of Regulation S-K and Release 33-8350 and will seek to provide our investors with a view of our inventory planning through the eyes of our management.

Contractual Obligations, page 30

6.	We note your contractual obligations table does not include your loan payable or the related interest. Please consider revising future filings to include these contractual obligations in the table.

Response to Comment 6:

We have reviewed paragraph (a)(5) of Item 303 and propose to disclose in future filings our loan payable in the contractual obligations table.  By way of illustration, set forth below is the contractual obligations table of our Annual Report on Form 10-K for the fiscal year ended March 28, 2010, as amended to include such disclosure.

	Payment due by period
Contractual Obligations		Less than			More than
(in thousands)	Total	1 year	2-3 years	4-5 years	5 years
Operating Leases (a)	$196,928	$30,956	$60,451	$46,685	$58,836
Revolving Credit Facility (b)	45,290	-	-	45,290	-
Letters Of Credit	1,650	1,650	-	-	-
Employment Contracts	679	170	339	170	-
Total Contractual Obligations	$244,547	$32,776	$60,790	$92,145	$58,836

(a) Amounts include the direct lease obligations.  Other obligations required by the lease agreements such as contingent rent based on sales, common area maintenance, property taxes and insurance are not fixed amounts and are therefore not included.  The amount of the excluded expenses are; $11.5 million, $10.5 million and $9.6 million for the fiscal years 2010, 2009 and 2008, respectively.  Operating Lease Obligations reflect savings from lease modifications, assume kick-out clauses will be excercised and do not reflect potential renewals or replacements of expiring leases.

(b) Periodic interest payments on the credit facility are not included in the preceding table because interest expense is based on variable indices, and the balance of our credit facility fluctuates daily depending on operating, investing and financing cash flows.

Item 9A(T). Controls and Procedures, page 34

Disclosure Controls and Procedures, page 34

7.
We note the disclaimer regarding your disclosure controls and procedures in the second paragraph.  Please also disclose, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Alternatively, please delete the second paragraph and remove the level of assurance to your principal executive and principal financial officer’s conclusions regarding the effectiveness of your disclosure controls and procedures. See Section II.F.4 of Release No. 33-8238 (June 5, 2003).

Response to Comment 7:

We have reviewed Section II.F.4 of Release No. 33-8238 and propose to disclose in future filings, if true, that our disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  By way of illustration, set forth below is Item 9A of our Annual Report on Form 10-K for the fiscal year ended March 28, 2010, as amended to include such disclosure.

Evaluation of Disclosure Controls and Procedures

We have established and maintain disclosure controls and procedures that are designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.  In designing and evaluating the disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and implemented, can provide only reasonable assurance of achieving an entity’s disclosure objectives.  The likelihood of achieving such objectives is affected by limitations inherent in disclosure controls and procedures.  These include the fact that human judgment in decision-making can be faulty and that breakdowns in internal control can occur because of human failures such as simple errors, mistakes or intentional circumvention of the established processes.

The Company’s Chief Executive Officer, Craig Levra, and Chief Financial Officer, Howard Kaminsky, with the participation of the Company’s management, have evaluated the Company’s disclosure controls and procedures, and have concluded that, as of the end of the period covered by this report, these controls and procedures are effective at the reasonable assurance level.

Financial Statements, page 39

Note 2. Summary of Significant Accounting Policies, page 45

Merchandise Inventories, page 45

8.
We note your disclosure that you prospectively changed your inventory valuation method at the beginning of fiscal 2009 from the FIFO retail method to the weighted average cost retail method based on the capabilities of your new financial and merchandising system.  We also note that you did not retrospectively apply this change in accounting principle since the cumulative effect of this change was not determinable as you did not have the ability to recalculate average cost for prior periods. Although you disclose that the change has not had a material effect on your results of operations, please explain to us in reasonable detail why you were unable to recalculate weighted average cost for prior periods and, in doing so, clarify the specific inputs that were unavailable or the system limitations that precluded retrieval of such information.  Refer to ASC 250-10-45-5 through 45-10.  Please also clarify why you made the change in accounting principle and explain in sufficient detail why you believe the change is preferable.

Response to Comment 8:

We were unable to recalculate weighted average cost for prior periods because the old and new systems are incompatible and would have required extensive custom programming to recalculate average cost from past purchasing transactions. Specifically, our old system used the traditional retail method; where cost was determined by applying a calculated cost-to-retail ratio across groupings of similar items, known as departments.  The system did this by accumulating purchases over time by department without regard to the items within those departments, based on inventory turn, and older purchases were dropped from the calculation.  As a result, this method resulted in an averaging of inventory costs across similar items within a department on a FIFO basis.  The cost-to-retail ratio is applied to ending inventory at its current owned retail valuation to determine the cost of ending inventory on a department basis.  We believe the change in accounting principal required by the new software is preferable because it provides for a more accurate calculation by tracking average cost per item, reduced by markdowns, compared to using departmental averages.  The new software does not have an option to use cost at the item level on a FIFO basis.  We do not believe the lack of FIFO cost is an issue as many of our items are seasonal or fashion in nature and therefore are not available to repurchase in subsequent periods, effectively meaning that average and FIFO are the same over an annual period.  For items that are repurchased over several years, for all the years currently disclosed in the 10-K inflation has been minimal and therefore the difference between average and FIFO is again not material.  Although inflation may become a factor in the future, it will not impact the comparability between these methods for the past.  Please also note that we were provided a preferability letter dated August 11, 2008, which was filed as exhibit 18.1 to our Form 10-Q for the fiscal quarter ended June 29, 2008, by Moss Adams LLC, our independent registered public accounting firm with regard to the change in inventory valuation methods.

Accounts Receivable, page 46

9.
We note you disclose in Exhibit 99.3 to your Form 8-K, filed August 5, 2010, that you launched Sport Chalet credit cards in December 2008 and now have 15,000 cardholders.  Please explain to us the specific fees you earn and expenses you incur related to your credit cards.  Describe how you account for such items, how such items are classified in your financial statements, and quantify the related financial statement amounts for each the historical period presented. Please also describe the benefits your customers receive from obtaining and using your card and which party bears responsibility for costs incurred related to rewards earned by your customers. If you book a liability as reward points are earned, please explain that process. An overview of the process including the benefits and risks to you and the issuing financial institution would be helpful to our understanding. To the extent that your credit card activities are or become material to your operations, please revise future filings to provide additional disclosures regarding your credit card accounting policies and the quantitative impact of those activities on your financial statements.

Response to Comment 9:

We offer a co-branded Visa credit card with US Bank.  The components of the arrangement with US Bank are: a bounty for each new account and reimbursement of rewards.  We earned a bounty of $0.7 million and $0.3 million in fiscal years 2010 and 2009, respectively.  These amounts are included in net sales on our operating statement.  Customers earn rewards based on purchases (5% of purchases made in our stores and 1% elsewhere).  US Bank reimburses us for the issuance of rewards which amounted to $0.2 million and less than $0.1 million in fiscal years 2010 and 2009, respectively.  These amounts are currently considered immaterial; we will provide the quantitative impact in future filings should they become more significant.

Loss Per Share, page 49

10.
Although you disclose that your Class A Common Stock is entitled to receive a regular cash dividend equal to 110% of any regular cash dividend paid with respect to a share of Class B Common Stock, you disclose that the application of the two-class earnings per share method would result in an immaterial change in EPS and is therefore not presented.  In supporting your claim that the impact of using the two-class EPS method would not have a material impact on EPS, please provide us with your two-class EPS calculations for each fiscal year presented and also for the current year interim periods and the comparable prior year interim periods.  In doing so, please explain how you allocate undistributed net losses to the two classes of common stock in your two-class EPS computations.  Please also note that, during periods of net income, basic and diluted Class B EPS would differ since the numerator in the diluted figure would need to be adjusted to reflect the allocation of net income to Class A dilutive securities such as stock options.  Refer to ASC 260-10-45-59A through 45-70.

Response to Comment 10:

Please note we received a similar comment from the Staff in 2008 and our response is consistent with our prior response.  We are providing updated calculations to reflect more recent results and our conclusion is unchanged.  We have reviewed ASC 260-10-45-59A through 45-70.  In addition, we have read the 2006 speech at the AICPA National Conference on Current SEC and PCAOB Developments given by Cathy Cole, Associate Chief Accountant of the Office of the Chief Accountant.  After additional consideration and consultation, we came to believe that the particular facts in this case justified a different answer from a strict application of EITF Issue 03-6.  We believe that the EITF consensus was generally written in the context of classes of participating securities that do not control the company and that applying the EITF guidance would not produce the most transparent reporting.  Below, the Company provides disclosure of the factors it considered in determining that its methodology was appropriate.

Although we have two classes of stock, in which Class A Stock has a preferential dividend of 110% of the Class B Stock dividend, we believe the results of applying the two class method does not result in a material difference, is not meaningful to our presentation of earnings per share and creates confusion in our presentation of earnings per share.  We have considered the following in our assessment of the application of the two class method:

•
Class A shares represent 88% of our total common stock outstanding and management, excluding the founder, holds only 1% of those shares. Class B shares represent 12% of our total common stock outstanding and management holds 61% of those shares.

•
The intent of the recapitalization transaction was to create value shares (Class A) and controls shares (Class B) in order that holders of the Class B shares could control any matter presented to the shareholders.

•
As a result of the recapitalization transaction, the amounts of Class B shares that can be issued in the future are limited by Nasdaq Rule 4351 and the Company has no intention of issuing additional Class B shares.  All stock option grants since the recapitalization have been Class A shares.

•
As disclosed in our Form 10-K, the Company has never paid a cash dividend and has no plans to pay a cash dividend for the foreseeable future as our intent is to use any earnings to fund store expansion for many years to come.  Also in the event that the Company would be sold or merged with another Company, the Class A and Class B shares would be treated the same.

In the tables below, we have applied the two class method to our operating results for fiscal year 2010, 2009 and 2008, respectively.

(Based on FY 2010, Average Diluted Shares and Dollars in 000's)			Allocation of Undistributed EarningsBased on Dividend Preference	Allocation of Undistributed Earnings Based on Shares Only	Difference in Allocation of Undistributed Earnings	EPS Based on Dividend Preference	EPS Based on Shares Only (As Reported)
	# Shares	% to Total
Class A Common	12,362	88%	$-7,324	$-7,241	$-83	$-0.59	$-0.59
Class B Common	1,764	12%	$-950	$-1,033	$83	$-0.54	$-0.59
	14,126	100%	$-8,274	$-8,274	$0
Class B Common, excluding management	690	5%	$-372	$-404	$33

(Based on FY 2009, Average Diluted Shares and Dollars in 000's)			Allocation of Undistributed EarningsBased on Dividend Preference	Allocation of Undistributed Earnings Based on Shares Only	Difference in Allocation of Undistributed Earnings	EPS Based on Dividend Preference	EPS Based on Shares Only (As Reported)
	# Shares	% to Total
Class A Common	12,360	88%	$-46,250	$-45,725	$-525	$-3.74	$-3.70
Class B Common	1,763	12%	$-5,997	$-6,522	$525	$-3.40	$-3.70
	14,123	100%	$-52,247	$-52,247	$0
Class B Common, excluding management	689	5%	$-2,344	$-2,549	$205

(Based on FY 2008, Average Diluted Shares and Dollars in 000's)			Allocation of Undistributed EarningsBased on Dividend Preference	Allocation of Undistributed Earnings Based on Shares Only	Difference in Allocation of Undistributed Earnings	EPS Based on Dividend Preference	EPS Based on Shares Only (As Reported)
	# Shares	% to Total
Class A Common	12,328	88%	$-2,978	$-2,945	$-34	$-0.24	$-0.24
Class B Common	1,747	12%	$-384	$-417	$34	$-0.22	$-0.24
	14,075	100%	$-3,362	$-3,362	$0
Class B Common, excluding management	673	5%	$-148	$-161	$13

In the tables below, we have applied the two class method to our operating results for the current year interim periods.

(Based on Q3 2010, Average Diluted Shares and Dollars in 000's)			Allocation of Undistributed EarningsBased on Dividend Preference	Allocation of Undistributed Earnings Based on Shares Only	Difference in Allocation of Undistributed Earnings	EPS Based on Dividend Preference	EPS Based on Shares Only (As Reported)
	# Shares	% to Total
Class A Common	12,413	87%	$-762	$-753	$-9	$-0.06	$-0.06
Class B Common	1,776	13%	$-99	$-108	$9	$-0.06	$-0.06
	14,189	100%	$-861	$-861	$0
Class B Common, excluding management	702	5%	$-39	$-43	$3

(Based on Q2 2010, Average Diluted Shares and Dollars in 000's)			Allocation of Undistributed EarningsBased on Dividend Preference	Allocation of Undistributed Earnings Based on Shares Only	Difference in Allocation of Undistributed Earnings	EPS Based on Dividend Preference	EPS Based on Shares Only (As Reported)
	# Shares	% to Total
Class A Common	12,413	87%	$-458	$-453	$-5	$-0.04	$-0.04
Class B Common	1,776	13%	$-60	$-65	$5	$-0.03	$-0.04
	14,189	100%	$-518	$-518	$0
Class B Common, excluding management	702	5%	$-24	$-26	$2

(Based on Q1 2010, Average Diluted Shares and Dollars in 000's)			Allocation of Undistributed EarningsBased on Dividend Preference	Allocation of Undistributed Earnings Based on Shares Only	Difference in Allocation of Undistributed Earnings	EPS Based on Dividend Preference	EPS Based on Shares Only (As Reported)
	# Shares	% to Total
Class A Common	12,413	87%	$-1,719	$-1,700	$-19	$-0.14	$-0.14
Class B Common	1,774	13%	$-223	$-243	$20	$-0.13	$-0.14
	14,187	100%	$-1,943	$-1,943	$0
Class B Common, excluding management	700	5%	$-88	$-96	$8

In the tables below, we have applied the two class method to our operating results for the comparable prior year interim periods.

(Based on Q3 2009, Average Diluted Shares and Dollars in 000's)			Allocation of Undistributed EarningsBased on Dividend Preference	Allocation of Undistributed Earnings Based on Shares Only	Difference in Allocation of Undistributed Earnings	EPS Based on Dividend Preference	EPS Based on Shares Only (As Reported)
	# Shares	% to Total
Class A Common	12,360	88%	$-3,364	$-3,326	$-38	$-0.27	$-0.27
Class B Common	1,763	12%	$-436	$-474	$38	$-0.25	$-0.27
	14,123	100%	$-3,800	$-3,800	$0
Class B Common, excluding management	689	5%	$-170	$-185	$15

(Based on Q2 2009, Average Diluted Shares and Dollars in 000's)			Allocation of Undistributed EarningsBased on Dividend Preference	Allocation of Undistributed Earnings Based on Shares Only	Difference in Allocation of Undistributed Earnings	EPS Based on Dividend Preference	EPS Based on Shares Only (As Reported)
	# Shares	% to Total
Class A Common	12,360	88%	$-1,073	$-1,061	$-12	$-0.09	$-0.09
Class B Common	1,763	12%	$-139	$-151	$12	$-0.08	$-0.09
	14,123	100%	$-1,212	$-1,212	$0
Class B Common, excluding management	689	5%	$-54	$-59	$5

(Based on Q1 2009, Average Diluted Shares and Dollars in 000's)			Allocation of Undistributed EarningsBased on Dividend Preference	Allocation of Undistributed Earnings Based on Shares Only	Difference in Allocation of Undistributed Earnings	EPS Based on Dividend Preference	EPS Based on Shares Only (As Reported)
	# Shares	% to Total
Class A Common	12,360	88%	$-2,641	$-2,612	$-30	$-0.21	$-0.21
Class B Common	1,763	12%	$-343	$-372	$30	$-0.19	$-0.21
	14,123	100%	$-2,984	$-2,984	$0
Class B Common, excluding management	689	5%	$-134	$-146	$12

As demonstrated in the calculations, if we allocate undistributed earnings based upon the dividend preference prescribed in the two class method versus an allocation based upon the number of shares, the additional allocation to Class A shares would result in an earnings per share number that is identical to the previously reported combined earnings per share calculation, except in fiscal 2009 where we incurred an exceptionally large loss.  The reduction in the undistributed earnings to the Class B shares would reduce reported earnings per share for this particular class.  Given the limited trading of the Class B shares and the significant amount of shares held by management and other insiders, we do not believe this reduction in earnings per share is material nor is it meaningful to the individual investor.  In fact, we believe this dual presentation of earnings per share would be confusing and consequently less transparent to the investor.

As stated in Cathy Cole’s speech, “The SEC staff believes that the EITF consensus was generally written in the context of classes of participating securities that do not control the company…” We believe the application of the two class method to our Class B shares which control the Company would cause confusion to the investor as to why there is an additional allocation and create exhaustive explanations to investors each time that earnings per share is presented.  In our opinion, this is not transparent to the reader nor is it material to our earnings per share presentation.

Note 5. Commitments and Contingencies, page 51

11.
We note that you have received rent reductions and lease modifications from your landlords, such as renegotiating base rent, revising some leases to contain percentage rent clauses rather than fixed amounts, and amending certain leases to feature kick-out clauses.  Please tell us and disclose in future filings how you account for such modifications.  For instance, please clarify how you account for deferred rent credits at the time of and subsequent to lease modifications, how you assess the amortizable lives of related leasehold improvements, and how you determine the terms of leases with kickout clauses.

Response to Comment 11:

We propose to disclose in future filings how we account for lease modifications.  By way of illustration, set forth below is Note 2 of our Annual Report on Form 10-K for the fiscal year ended March 28, 2010, as amended to include such disclosure.

Fixed Assets

Fixed assets are primarily fixtures, equipment, and leasehold improvements which are stated on the basis of cost.  Depreciation of fixtures and equipment is computed primarily on the straight-line method over the estimated useful lives of the assets.  Leasehold improvements are amortized on the straight-line method over the shorter of the life of the asset or the remaining lease term, taking into consideration modifications to lease agreements which may shorten the remaining lease term.

Deferred Rent

Rent expense under non-cancelable operating leases with scheduled rent increases or free rent periods is accounted for on a straight line basis over the lease term, beginning on the date of initial possession, which is generally when the Company begins construction build-out.  The amount of the excess of straight line rent expense over scheduled payments is recorded as a deferred rent liability. Construction allowances and other such lease incentives are recorded as deferred credits, and are amortized on a straight line basis as a reduction of rent expense over the lease term.

When lease agreements are modified any remaining balance of deferred rent or credits are amortized on a straight line basis over the new term beginning on the effective date of the modification over the modified remaining lease term.  Changes to future rent payments are also amortized on a straight line basis.   Some lease modifications feature kick-out clauses, which allow the Company to terminate the lease at its option at a specified date when contractually defined minimum sales volumes are not exceeded.  We determine the probability of exceeding the sales volume and if necessary use the shorter of the kick-out date or the remaining lease term as the straight line amortization period.

Note 7. Award Plan and Stock Award, page 54

12.
We note your disclosure that in November 2009, you completed an offer to exchange certain employee stock options for new options (the “Option Exchange”).  Please tell us and disclose in future filings how you accounted for the new options issued in the Option Exchange.  Please also provide all of the disclosures required by ASC 718-10-50-2.h.2 with respect to this option modification.

Response to Comment 12:

We have reviewed ASC 718-10-50-2.h.2 and propose to disclose in future filings the following language: “A total of 147 employees participated in the Option Exchange and the total incremental compensation cost resulting from the Option Exchange was not material.  The new options issued in the Option Exchange was accounted for as a modification of equity classified awards in accordance with ASC 718-10-50-2.h.2.”Please note that the incremental compensation cost resulting from the Option Exchange was nominal.

Definitive Proxy Statement on Schedule 14A

Independent Registered Public Accounting Firm, page 47

13.
Please describe the nature of the services comprising “taxes fees” and “all other fees” paid to your principal accountant during the two fiscal years covered by the proxy statement.  See Item 9(e)(3)-(4) of Schedule 14A.

Response to Comment 13:

 “Tax Fees” of $50,743 for fiscal 2010 consists of: $28,712 for tax return, $10,771 for IRS audit, and $11,260 for NOL.  “Tax fees” of $67,925 for fiscal 2009 consists of: $36,448 for tax return, $28,448 for IRS audit, and $3,029 for other.

“All Other Fees” of $9,323 for fiscal 2010 was included in the “Audit-Related Fees” category.  “All Other Fees” of $12,321 for fiscal 2009 was reimbursed expenses.  We determined that $10,821 should have been included in the “Audit-Related Fees” category and $1,500 should have been included in the “Tax Fees” category.

We propose to disclose in future filings the classification of the reimbursed out of pocket fees to be classified within the nature of services performed, consistent with the captions described in Item 9(e)(3)-(4) of Schedule 14A.

Election of Directors, page 9

Committees of the Board, page 14

14.
We note that Frederick Schneider, an independent member of your audit committee and your “audit committee financial expert,” elected to not stand for re-election at your 2010 annual meeting.  Please tell us whether you currently have a director that qualifies as an “audit committee financial expert,” as that term is defined in Item 407(d)(5)(ii) of Regulation S-K.  Please also tell us whether you currently meet the requirements of Rule 5605(c)(2)(A) of the NASDAQ Stock Market, which requires three independent members on a listed company’s audit committee, and if you are not in compliance with such rule, whether you have received a notice from the NASDAQ Stock Market that is required to be disclosed under Item 3.01 of Form 8-K.

Response to Comment 14:

At our 2010 annual meeting, Frederick Schneider, an independent member of our audit committee and our “audit committee financial expert,” elected to not stand for re-election and Rachel Glaser and Randall Scoville were elected as new independent directors.  The Company has determined that Randall Scoville qualifies as an "audit committee financial expert" as defined in Item 407(d)(5)(ii) of Regulation S-K.  The Company has determined that Rachel Glaser, Randall Scoville and Kevin Ventrudo are independent members of the audit committee as defined under Rule 5605(c)(2)(A) of the NASDAQ Stock Market.

Compensation of Directors, page 17

15.
Please confirm that the amounts reported in column (d) are calculated based on the awards’ aggregate grant date fair value in accordance with FASB ASC Topic 718.  See Item 402(r)(2)(iv) of Regulation S-K.

Response to Comment 15:

The amounts reported in column (D) are calculated based on the awards’ aggregate grant date fair value in accordance with FASB ASC Topic 718.

By way of illustration, set forth below is the second sentence of footnote (1) to include such disclosure:

The value of the equity awards in columns (C) and (D) is based on the aggregate grant date fair value calculated in accordance with FASB ASC Topic 718.

Certain Relationships and Related Transactions, page 20

Property Leases, page 20

16.
With respect to the lease for your corporate offices and stores in La Cañada, please disclose the aggregate amount of all periodic payments or installments due on or after the beginning of the fiscal year preceding your most recently completed fiscal year, including any required or optional payments due during or at the conclusion of the lease or other transaction providing for periodic payments or installments.  See Item 404(d)(1) of Regulation S-K, Instruction 2 to Item 404(d) of Regulation S-K and Instruction 3.a to Item 404(a) of Regulation S-K.

Response to Comment 16:

We have reviewed Item 404(d)(1) of Regulation S-K, Instruction 2 to Item 404(d) of Regulation S-K and Instruction 3.a to Item 404(a) of Regulation S-K and we propose to disclose in future filings the following language and table after the first paragraph:

The following table sets forth base rent for the remaining lives on these related leases (excluding options for renewal)

Related Party payment due by period
	Less than					More than
Total	1 year	2 years	3 years	4 years	5 years	5 years
$12,231,186	$2,428,108	$1,886,441	$1,649,221	$1,459,250	$1,392,667	$3,415,500

Compensation Discussion and Analysis, page 21

Compensation Committee Process, page 23

Comparable Companies and Benchmarking, page 23

17.
Please clarify how you used the total compensation and cash compensation data from the peer group to determine your named executive officers’ compensation, including whether you benchmarked your named executive officers’ compensation to a specific point in the peer group’s data and whether you exercise any discretion in setting your NEO’s compensation based on the peer group’s data.  See Item 402(b)(2)(xiv) of Regulation SK.  For further guidance, please consider Question 118.05 in our Regulation S-K Compliance and Disclosure Interpretations and the “Compensation Discussion and Analysis—Benchmarks” section in the Staff Observations in the Review of Executive Compensation Disclosure.

Response to Comment 17:

The Compensation Committee reviews data concerning the pay practices of retailers which emphasize sporting goods (collectively, the "peer group").  Although this information provides the Compensation Committee with a general frame of reference, the Compensation Committee does not target the compensation of any named executive officer at any specific percentile or within a specific range of the compensation paid by the peer group.  In reviewing and approving executive compensation for fiscal 2010, the Compensation Committee considered the survey provided by Oaktree Associates, Inc. in 2008 (the "Survey").  In future filings, we will clarify how we used the compensation data from the peer group to determine the compensation of the named executive officers, including whether the Company benchmarked named executive officer compensation to a specific point in the peer group's data and whether the company exercised any discretion in setting named executive officer compensation based on the peer group's data.

Option Exchange Program, page 32

18.	Please disclose your rationale for offering the Option Exchange.

Response to Comment 18:

We propose to disclose in future filings the following language: “We believe that granting stock options motivates our employees to perform at high levels, provides an effective means of recognizing employee contributions to our success and provides eligible employees a valuable incentive to stay with us.  Prior to the Option Exchange, some of our outstanding options, whether or not they were then exercisable, had exercise prices that were significantly higher than the current market price of our Class A Common Stock.   By making the offer to exchange eligible options for new options that would have an exercise price equal to the closing price of our Class A Common Stock as reported on the Nasdaq Stock Market on the new option grant date, we intended to provide eligible employees with the benefit of owning options that over time may have a greater potential to increase in value.  We believed this will create better performance incentives for eligible employees and, as a result, maximize stockholder value.”

Executive Compensation, page 36

Summary Compensation Table, page 36

19.
Please confirm that the amounts reported in columns (e) and (f) are calculated based on the awards’ aggregate grant date fair value in accordance with FASB ASC Topic 718.  Additionally, please include in column (f), for each named executive officer, the incremental fair value resulting from the Option Exchange.  See Item 402(n)(2)(v) and (vi) of Regulation S-K and Instruction 2 to Item 402(n)(2)(v) and (vi) of Regulation S-K.

Response to Comment 19:

The amounts reported in columns (E) and (F) are calculated based on the awards’ aggregate grant date fair value in accordance with FASB ASC Topic 718.

By way of illustration, set forth below is the second sentence of footnote (1) to include such disclosure:

The value of the equity awards in columns (E) and (F) is based on the aggregate grant date fair value calculated in accordance with FASB ASC Topic 718.

We have reviewed Item 402(n)(2)(v) and (vi) of Regulation S-K and Instruction 2 to Item 402(n)(2)(v) and (vi) of Regulation S-K and propose to disclose in future filings the incremental fair value resulting from the Option Exchange for each named executive officer.    Please note that CEO, Craig Levra and CFO, Howard Kaminsky were excluded from participating in the Option Exchange.  The incremental fair value resulting from the Option Exchange for Dennis Trausch was approximately $20,000.  Thomas Tennyson elected to not participate in the Option Exchange and there was no incremental fair value resulting from the Option Exchange for Tim Anderson.

Grant of Plan-Based Awards, page 37

20.
Please tell us why you did not disclose the grants of option awards on February 11, 2010 pursuant to your 2004 Equity Incentive Plan under the column “Estimated Future Payouts Under Equity Incentive Plan Awards.”

Response to Comment 20:

The amounts were inadvertently disclosed in column (J) instead of column (G) due to a clerical error.

21.	Please confirm to us, if correct, that the grant date of the 54,126 option awards granted to Mr. Anderson should be November 9, 2009, the date of the Option Exchange, instead of February 11, 2010.

Response to Comment 21:

The grant date of the 54,126 option awards granted to Mr. Anderson should be November 9, 2009.

22.
Please confirm that the amounts reported in column (l) represent the grant date fair value computed in accordance with FASB ASC Topic 718 (formerly SFAS 123R) and not the amount recognized for financial statement reporting purposes for the corresponding fiscal year, as footnote (2) implies.  See Item 402(d)(2)(viii) of Regulation S-K.

Response to Comment 22:

The amounts reported in column (L) represent the grant date fair value computed in accordance with FASB ASC Topic 718 (formerly SFAS 123R).

By way of illustration, set forth below is the first sentence of footnote (2) to include such disclosure:

The value of the equity awards in column (L) is based on the aggregate grant date fair value calculated in accordance with FASB ASC Topic 718.

Outstanding Equity Awards At Fiscal Year-End, page 42

23.
We note that you disclose in the third paragraph on page 29 that the options granted in fiscal 2010 under the 2004 Equity Incentive Plan vest in five equal annual installments on each of the first five anniversaries of the grant date.  However, footnote (1) states that such options will vest in two equal annual installments on each of the first two anniversaries of the grant date.  Please reconcile these contradictory disclosures.

Response to Comment 23:

The disclosure in the third paragraph on page 29 that the options granted in fiscal 2010 under the 2004 Equity Incentive Plan vest in five equal annual installments on each of the first five anniversaries of the grant date is incorrect.  These options vest in two equal annual installments on each of the first two anniversaries of the grant date.   We propose to disclose in future filings the following amended language:  “…which options have a term of ten years and first become exercisable in two equal annual installments on each of the first two anniversaries of the date of grant.”

24.
Please explain to us why column (b) shows the entire amount of the options granted pursuant to the Option Exchange and under the 2004 Equity Incentive Plan during fiscal 2010 as “exercisable” even though such options vest on the anniversaries of such options’ grant dates and the first anniversary had not taken place as of March 28, 2010.

Response to Comment 24:

Column B shows the entire amount of the options granted during fiscal 2010 as “exercisable” even though such options vest on the anniversaries of such options grant date and the first anniversary was due to a clerical error.

25.
Please disclose, by footnote, the specific vesting dates of each unexercisable option.  Alternatively, please disclose, in footnotes (1) and (2), the grant date for the referenced options, so as to allow readers to calculate the vesting dates.  See Instruction 2 to Item 402(p)(2) of Regulation S-K.

Response to Comment 25:

We have reviewed Instruction 2 to Item 402(p)(2) of Regulation S-K and propose to disclose in future filings a footnote with the specific vesting dates of each unexercisable option.  Additionally, we propose to disclose in future filings in footnotes (1) and (2), the grant date for the referenced options.

Form 10-Q for Fiscal Quarter Ended June 27, 2010

26.	Please comply with comments 4 and 7, as they apply to your Form 10-Q for fiscal quarter ended June 27, 2010.

Response to Comment 26:

See response to comments 4 and 7 above.

Form 10-Q for Fiscal Quarter Ended September 26, 2010

27.	Please comply with comments 4 and 7, as they apply to your Form 10-Q for fiscal quarter ended September 26, 2010.

Response to Comment 27:

See response to comments 4 and 7 above.

Form 10-Q for Fiscal Quarter Ended December 26, 2010

28.	Please comply with comments 4 and 7, as they apply to your Form 10-Q for fiscal quarter ended December 26, 2010.

Response to Comment 28:

See response to comments 4 and 7 above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 9

Liquidity and Capital Resources, page 13

29.
You disclose in the fifth paragraph, fourth sentence on page 14 that the amount you may borrow under your credit facility is limited to a percentage of the value of accounts receivable and eligible inventory, minus certain reserves.  Please disclose such percentage and the value of your accounts receivable and eligible inventory, minus certain reserves, as of the end of the period covered by the report.  Please also provide a similar disclosure in any risk factor discussing such borrowing limitation.

Response to Comment 29:

See response to comment 2 above.

30.
We note that you had breached the EBITDA covenant under your prior credit facility during fiscal 2009.  If you believe that you are reasonably likely to breach the EBITDA covenant under your amended and restated credit facility, then please provide the analysis set forth in Section IV.C of Release No. 33-8350 (December 19, 2003).

Response to Comment 30:

In October 2010, we amended our credit facility and based on the new agreement, we had $27 million in availability, $20 million above the availability requirement of $6.5 million on December 26, 2010.  We have reviewed our subsequent results of operations and our budgets and we believe it is not reasonably likely that we will breach the EBITDA covenant under the new loan agreement.

We appreciate the Staff’s comments and find them very helpful in enhancing our disclosures.  We acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the Company’s filings; that the Staff’s comments or changes to disclosure in response to the Staff’s comments do not foreclose the Staff from taking any action with respect to the filings; and that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please note that a copy of this response letter has been filed on EDGAR. If you have any additional comments after reviewing my responses, please contact me at (818) 949-5386.

Sincerely,

/s/ Howard Kaminsky

Howard Kaminsky,
Executive Vice President,
Chief Financial Officer and Secretary